United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Highlights of the second quarter 2008
CFO's COMMENTS	P.2	☑ Continuing strong demand led to two price increases in the 2Q08, effective April and June 1st , the last one fully-implemented in the Asian market. Eucalyptus market pulp demand rose by 22% - LTM[3] to May, compared to the previous period.

GLOBAL PULP MARKET UPDATE	P.4	☑ Cash flow and balance sheet currency protection strategy continues to be on course, generating positive impacts of $50 million and $35 million, respectively, in the first half of 2008.

PRODUCTION AND SALES	P.5	☑ The cash flow currency protection year-to-date represented a US$15/t benefit, based on the 2008 full-year production target.
INCOME STATEMENT 2Q08	P.6
EBITDA ANALYSIS	P.12	☑ Adjusted EBITDA for the first half of 2008 was $441 million, a 43% margin. Including cash flow currency protection gains, it would be $491 million, representing a 48% margin.
CAPITAL EXPENDITURE	P.13	☑ Adjusted EBITDA[1] per ton was $291 in the 2Q08, up 7% compared to the 2Q07. Since the end of 2003, adjusted EBITDA[1] per ton has risen by 30%.
STOCK PERFORMANCE	P.14
☑ Cash production cost of $282/t in the 2Q08 was largely affected by currency appreciation ($11/t) and non-recurring events ($8/t).
DIVIDENDS	P.14
GROWTH PLANS	P.16	☑ Return on equity of 16% in the last twelve months shows the benefits from large scale and competitive capacity increases, besides a focus on cost control.
VERACEL INFORMATION	P.18
☑ Income before taxes totaled $213 million, or $ 2.06/ADR, compared to $128 million in the 1Q08 (up 66%) and $212 million in the 2Q07.
Net income was impacted by non-cash charges relating to deferred income taxes, due to exchange rate volatility.
ECONOMIC & OPERATIONAL DATA	P.28
☑ Final Board approval for Guaíba expansion (mill construction just started). Veracel II start-up could be brought forward to 2011 (Board approval expected in 2009).
Location of the 3rd expansion project expected to be disclosed in the 3Q08 (start up in 2015).
Additional information: (55-11) 3301-4131
André Gonçalves
Luiz Mauricio Garcia
invest@aracruz.com.br
Conference Call: July 7, 2008 -
12:00 a.m.(US EST). To join us, please dial:
+1 (334) 323-7224 Code: Aracruz
The call will also be web cast on Aracruz's
website: www.aracruz.com.br/ir

Aracruz – Summary								2	Q08	2	Q08
	Unit of
		2	Q08	1	Q08	2	Q07	vs.		vs.		1	H08	1	H07	LTM
	Measure
								1	Q08	2	Q07
Net revenue	$ million	538.4		484.2		494.2		11%		9%		1,022.6		889.6		2,016.8
Adjusted EBITDA (including Veracel) [1]	$ million	225.0		216.3		225.8		4%		-		441.3		426.2		902.1
Adjusted EBITDA margin (including Veracel) [1] percentage		42%		45%		46%		(3	p.p.)	(4	p.p.)	43%		48%		45%
Income before taxes, minority interest and
equity in the results of affiliated companies	$ million	212.8		128.2		212.0		66%		-		341.0		355.4		647.6
• Current income tax	$ million	12.8		11.0		12.8		-		-		23.9		33.8		31.4
• Deferred income tax	$ million	107.0		1.6		54.1		-		-		108.6		70.2		194.4
Net Income	$ million	71.3		116.9		122.5		(39%)		(42%)		188.2		222.1		388.2
Earnings per ADR [3]	$ per ADR	0.69		1.13		1.19		(39%)		(42%)		1.83		2.16		3.77
Adjusted pulp sales volume [2]	'000 tons	773		731		832		6%		(7%)		1,504		1,508		3,099
Paper sales volume	'000 tons	15		13		15		15%		-		29		30		58
Pulp production volume (including Veracel)	'000 tons	788		794		763		(1%)		3%		1,582		1,547		3,130
Total debt (including Veracel)	$ million	1,951.9		1,722.5		1,605.6		13%		22%		-		-		-
Net debt (including Veracel)	$ million	1,328.3		1,158.2		1,104.8		15%		20%		-		-		-

1 See page 24 for discussion of non-GAAP measurements used in this press release. – 2 Aracruz sales plus 50% of Veracel's sales to non-affiliated parties (see breakdown on page 6). – 3 ADR = American Depositary Receipts.

Aracruz Celulose S.A. (NYSE: ARA) presents its consolidated second quarter 2008 results, according to US GAAP and stated in US dollars. The company uses the equity method of accounting for Veracel Celulose S.A., in which it owns a 50%

"In the second quarter of 2008, market conditions continued to be tight, with two new pulp price
CFO's comments

increases announced, one starting in April, for all regions, and the other coming into effect in June for the Asian market (fully implemented) - for more information see the "Global Pulp Market Update" section. Pulp production in the second quarter was 3.3% higher than in the same period of 2007 and stable compared to the 1Q08, despite the 10-day annual maintenance downtime at Veracel in April and at the Barra do Riacho unit's fiberline "B". The 10-day annual maintenance downtime at Guaíba unit is scheduled for the 3Q08 and for the Barra do Riacho fiberlines "A" and "C", the downtime will occur only in the 1Q09. The sales volume in the 2Q08, at 773,000 tons, was 6% higher than in the 1Q08 and 7% below the same period of last year, as the sales volume for that period (2Q) was unusually high.

The cash production cost for the 2Q08, at $282/t, was 16% higher to that of the previous quarter, mainly due to the continuing appreciation of the real against the dollar (5% average), the higher wood cost (mainly due to the greater distance) and the higher cost of raw materials, mainly energy and chemicals, as well the problems that we had with Veracel's turbogenerator. A failure in the lubrication system, during its assembly, caused the equipment to remain idle for 75 days. The resulting need to buy electricity at the market price led to an increase in the consolidated cash production cost.

The impact of the higher electricity consumption and higher cost of chemicals, due to the stoppage of the turbogenerator at Veracel, coupled with the maintenance downtime effect on Veracel and fiberline "B" in the 2Q08 was around to $8/t. This should ease in the 3Q08, as Veracel's cash production was normalized at the end of the 2Q08 and a similar capacity under maintenance downtime will be observed only in the 1Q09.

The adjusted EBITDA for the 2Q08 was US$ 225 million (42% margin), $8.7 million above that of the previous quarter, mainly due to the higher net pulp price and higher sales volume, partially offset by the higher cash production cost at Veracel. Excluding the negative impact of the turbogenerator on Veracel's EBITDA, which affected Veracel's cash production cost of chemicals and energy, in addition to yielding lower net operating revenues from energy sales, Aracruz's adjusted EBITDA margin would be 140 bps higher. For the last twelve months, the adjusted EBITDA was $902 million, a 45% margin. Despite the impact of a 45% stronger R$ against the US$ and 28% domestic inflation on our cost structure since the end of 2003, which has been one of the main reasons for the stability of the EBITDA margin in the low 50's/high 40's, the EBITDA/ton has increased by 30% over the same period, from $224/t in the 4Q03 to $291/t in the 2Q08, demonstrating that the company has benefited from the higher net pulp prices and the competitive additional capacity. Besides profitability, the company has also been delivering quite reasonable returns, given that the Return on Equity has averaged 15% over the same period, increasing from 8% in 2003 to 18% in 2007.

We increased the level of our cash flow currency protection to a short position of $360 million at the end of the 2Q08 ($270 million at the end of the 1Q08), representing 6 months of future exposure, which generated a positive impact of $46 million in the quarter. In the first half of the year, the cash flow protection provided a gain of $15/t (when divided by the targeted full year production volume),

ARACRUZ RESULTS - SECOND QUARTER 2008 2

thereby mitigating the negative impact of the Brazilian currency's appreciation against the dollar. We also continued to swap financial liabilities from "TJLP plus spread" into "dollar coupon" fixed rates, which generated a positive impact of $27 million in the 2Q08. The gains on the short position in dollars and the interest rate swaps have been recorded in the income statement under financial income.

Since 2005, the company has elected to pay income tax and social contribution on Brazilian GAAP (BR GAAP) exchange gains and losses when these are realized, rather than when they are accrued. This allows the company to defer payments on Brazilian GAAP (BR GAAP) currency variations.

As a result, the tax of which payment is postponed is accumulated as deferred income tax and social contribution until realization of the taxable exchange gain or loss. These deferred tax balances may increase or decrease as underlying exchange rates fluctuate and result in further respective exchange gains or losses. They should become payable in accordance with foreign debt repayments up to 2016, if not reversed by future BR GAAP foreign currency variations.

The income tax provision was affected by the impact of changes in the local currency’s exchange rate against the dollar on Brazilian GAAP figures. In this quarter, the income tax was equivalent to 56% of the pre-tax profit, mainly explained by the non-cash deferred taxes (50% deferred income tax and 6% current income tax). Income before taxes totaled $213 million, or $ 2.1/ADR, compared to $128 million in the 1Q08 and $212 million in the 2Q07, an increase of 66% over the 1Q08 figure. Our net income in the 2Q08 totaled $71 million, equivalent to $0.69 per ADR, respectively 39% and 42% lower than in the 1Q08 ($1.13/ADR) and the 2Q07 ($1.19/ADR) .

In light of the continued impact of global inflation and the weaker US dollar, we believe that the best way to reduce costs and improve profitability in the near future is by gaining scale through competitive growth plans and sustaining the competitiveness of our current operations.

To retain the company’s position as having the industry’s lowest cost of production, beginning in the 3Q08, the Barra do Riacho unit’s fiberline “A” will get a revamp, with investment mainly in the Bleaching area. The technological upgrade will yield an estimated cost reduction of US$5/t at the Barra do Riacho unit, particularly in terms of lower consumption of chemicals and electricity. The expected internal rate of return on the project will be higher than the company’s WACC, and the total Capex will be US$ 130 million. The project is forecast to be completed in the second half of 2010.

On April 15th, Aracruz announced the final Board approval to its expansion in Rio Grande do Sul. The Company received the Implementation License for the plant on July 1st, which enable the start up of the mill construction. The main packages process for the project were acquired in EPC supply regime. Up to the end of June, the initial phase, involving the acquisition of land, has provided 75% of the total area required, and this year we expect to conclude the land acquisitions.

Aracruz, together with its partner Stora Enso, will also give the greatest importance to expanding the production capacity of the Veracel plant, in Bahia, with the construction of a second production line, with an annual capacity of around 1.4 million tons, which could come into production at the beginning of 2012, or even be brought forward to the end of 2011. By the end of the 2Q08, taking into consideration the land productivity gains from Veracel’s first fiberline, almost 50% of the total land and forest to support the expansion project had already been committed.

The expansion of the capacity of the Guaíba unit and at Veracel will both contribute towards realizing Aracruz's strategy for sustainable growth, aimed at supplying 25% of world hardwood market pulp demand - equivalent to approximately 7 million tons a year - by the year 2015. To this same end, Aracruz also intends to announce, in the 2H08, the conclusion of the feasibility studies for a third expansion project in Brazil."

Isac Zagury - CFO

ARACRUZ RESULTS - SECOND QUARTER 2008 3

Global pulp market

Recent information indicates that overall world economic activity continues to expand. This is a partial reflection of some firming in household spending in the United States, even though labor markets have softened further and financial markets remain under considerable pressure, so the positive update

fundamentals in the pulp and paper industry are still being sustained.

The growth in global demand for printing and writing papers remains in line with that of 2007. Price increases have been taking place in key regions. These increases are a result of stronger demand, mainly in Asia, and a reflection of the reorganization of the paper industry, both in Europe and in the United States. On the tissue side, demand continues its steady growth in the U.S Year-to-date figures show an increase of 2.5% up to April, even with slower growth in the global GDP.

After the first 5 months of 2008, world market pulp demand has grown by 5.5%, to 17.3 million tons, according to the PPPC (Pulp and Paper Products Council) World -20 Report. Eucalyptus demand continues to be the strongest among all grades of market pulp. By the end of May, eucalyptus demand already represented 30% of the total market pulp consumed, which is equivalent to an increase of 908,000 tons, or 22%. As with all other grades, China is the region where eucalyptus consumption has increased the most, seeing a jump of 66% in 2008. Market pulp demand holds strong as summer vacations arrive in the northern hemisphere.

BEKP Pulp Demand by Region % growth - 5 months 2008 vs. 2007

Practical production problems remain in several regions. In the Scandinavian countries, wood supply problems have continued, partly due to the mild winter weather and partly to the increasing export duties on wood, in addition to some wood-supply related downtime. The impact of recent BSKP mill closures has not yet affected the markets, as inventories continue to be run down. In Indonesia, some cutting of the mixed tropical hardwood was again allowed in most regions, but in practice, wood supply constraints still continued, caused by the rainy season.

World market pulp producers’ inventories have been within the normal range, having closed in May at 32 days of supply. On the consumer side, European stocks fell in May, holding at 27 days of supply.

ARACRUZ RESULTS - SECOND QUARTER 2008 4

With summer just beginning in the northern hemisphere, pulp producers are either just coming off maintenance downtime, or are in the middle of it. Others are about to embark on their July and August annual shutdowns. According to analysts, the expectation is that 1.5 million tons could leave the market through the 3Q08, taking into account both maintenance downtime and closures.

The twelve-month Chinese chemical market pulp imports reached a record of 7.3 million he end of May. As shown in the graph below, Chinese imports continue to grow month after month, but still represent only 14% of world total market pulp demand. Latin America is the major hardwood supplier to the Chinese market, accounting for 43% of the total market pulp hardwood imported by that country in 2008.

Chinese Market Pulp Imports

Supply and demand fundamentals remain balanced and we do not expect to see any change in the near future, given the higher pulp demand, along with the expected additional closures, on top of those already announced, and the planned maintenance downtime in the second half of 2008

Production	Aracruz pulp production, without the 50% of Veracel, totaled 668,000 tons in the second quarter of 2008, compared to 649,000 tons in the 1Q08 and 637,000 tons in the 2Q07. There was a 10-day and Sales

maintenance downtime at the Barra do Riacho unit’s fiberline "B" in June, and the company decided to bring the maintenance downtime at the Guaíba unit forward to the third quarter - it was previously scheduled for the fourth quarter. Maintenance downtime for the fiberlines "A" and "C" will occur in the 1Q09.

During the second quarter, Veracel Celulose S.A. (50% owned by Aracruz) produced 240,000 tons of pulp, of which 139,000 tons were sold to Aracruz. Veracel’s pulp production in the last twelve months totaled 1,069,000 tons, 19% above the plant's nominal capacity. There was a 10-day maintenance downtime at Veracel in April.

ARACRUZ RESULTS - SECOND QUARTER 2008 5

At the Guaíba unit, paper production in the quarter totaled 14,000 tons, consuming approximately 11,000 tons of the pulp produced. Paper inventories were at 1,000 tons at the end of June 2008, while paper sales in the second quarter of 2008 totaled 15,000 tons.

Aracruz pulp sales totaled 773,000 tons in the second quarter, with 642,000 tons of the pulp being produced internally, at the Barra do Riacho and Guaíba units, and 131,000 tons being supplied by Veracel and resold in the market by Aracruz.

At the end of June, inventories at Aracruz stood at 438,000 tons, representing 48 days of production, compared to 414,000 tons at the end of March 2008. The inventory level at Veracel, at the end of June 2008, represented an additional one day of production for Aracruz. This total of 49 days is still below the normal level of 52 days.

Income Statement 2Q08

Total net operating revenue came to $538.4 million, $44.2 million higher than in the 2Q07 and $54.2 million higher than in the 1Q08.

Net paper operating revenue in the quarter amounted to $18.5 million, $2.4 million higher than in the same period of 2007 and $3.1 million higher than in the 1Q08.

Net pulp operating revenue during the quarter amounted to $514.4 million, compared to $474.8 million in the same period of last year. This revenue increased mainly as a result of 17% higher net pulp prices, partially offset by a 7% lower sales volume. When compared to the 1Q08 revenue, of

ARACRUZ RESULTS - SECOND QUARTER 2008 6

$463.3 million, the $51.1 million increase was the result of a 6% higher sales volume, due to seasonal sales factors, and 5% higher net pulp prices.

The total cost of sales in the second quarter of 2008 was $348.5 million, compared to $313.0 million in the same period of the previous year, mainly due to an 18% higher cost of pulp sold, on a per ton basis, partially offset by a 7% lower pulp sales volume. When compared to the total of $318.5 million in the first quarter of 2008, the increase was mainly due to a higher sales volume (+6%).

Cost of goods sold – breakdown	2Q08	1Q08	2Q 07
Pulp produced	65.5%	64.6%	65.7%
Pulp purchased	15.7%	17.8%	17.0%
Inland and ocean freight, plus insurance	14.7%	13.6%	13.5%
Paper produced	3.2%	3.0%	3.2%
Port services	0.9%	1.0%	0.6%

Note: "Pulp purchased" refers to pulp produced by Veracel, transferred to Aracruz and subsequently resold by Aracruz to the final customer.

(US$ per ton)	2Q08	1Q08	2Q07
Aracruz Pulp production cost	372	346	314
Aracruz Pulp cash production cost:
Barra do Riacho and Guaíba units only	289	256	232
Barra do Riacho and Guaíba, plus 50% of Veracel	282	243	223

Note: Does not include gains from transactions carried out for the purpose of cash flow currency protection.

A detailed analysis of the cash production cost, including our portion of Veracel's figures, is provided below, on a weighted average basis.

Barra do Riacho and Guaíba units, plus 50% of Veracel - 2Q08 vs. 1Q08	US$ per ton
1Q08 - Cash production cost	243
Brazilian currency appreciation against the US dollar	11
Higher wood cost - mainly due to higher transportation cost	10
Higher cost of raw materials - mainly chemicals	8
Higher energy cost due to problems with the turbo-generator at Veracel.	6
Lower dilution of fixed costs - maintenance downtime at Veracel and fiberline "B"	2
Other	2
2Q08 - Cash production cost	282

A failure in the lubrication system of Veracel’s turbo-generator, during its assembly, caused the equipment to remain idle for 75 days. The resulting need to buy electricity at the market price led to an increase in the consolidated cash production cost.

ARACRUZ RESULTS - SECOND QUARTER 2008 7

Barra do Riacho and Guaíba units , plus 50% of Veracel - 2Q08 vs. 2Q07	US$ per ton
2Q07 - Cash production cost	223
Brazilian currency appreciation against the US dollar	38
Higher cost of raw materials - mainly natural gas, BPF oil and chemicals	16
Higher energy cost mainly due to problems with the turbo-generator at Veracel	3
Other	2
2Q08 - Cash production cost	282

Approximately 75% of the company's cash production cost is presently correlated to the local currency (real - R$).

Sales and distribution expenses came to $24.6 million, $3.1 million higher than in the 2Q07, mainly due to the impact of the appreciation of the real against the dollar on pulp-loading expenses, partially offset by an 7% lower sales volume. The figure was up $3.0 million compared to the 1Q08, mainly due to a 6% higher sales volume and changes in the geographical sales mix.

Administrative expenses came to $18.5 million, compared to $15.5 million and $13.5 million in the 2Q07 and 1Q08, respectively. When compared to the 2Q07, there was the negative impact of the 16% appreciation of the real against the dollar (average exchange rate), and higher services expenses. Compared to the 1Q08, besides the negative impact of the 5% appreciation of the real against the dollar (average exchange rate), there were higher expenses in relation to our advertising campaign, higher labor expenses from a reversal in the provision for a long-term bonus in the first quarter, and higher services expenses.

The other net operating result was an expense of $5.0 million in the 2Q08, compared to an expense of $9.2 million in the 1Q08, mainly due to the $9.0 million reversal of a tax loss contingency generated in 1992 and 1993, during a tax benefit program for export companies, as result of a favorable administrative decision, partially offset by a higher provision for ICMS tax credits. When compared to the 2Q07, the credit of $24.0 million in that period was mainly due to the $23.4 million reversal of an ICMS tax credit provision in that quarter.

The sum of the financial and currency re-measurement results in the quarter showed a net credit of $71.0 million, compared to a net credit of $43.8 million in the same period of last year and a net credit of $6.8 million in the first quarter of 2008 (see table below).

(US$ million)	2	Q08	1	Q08	2	Q07
Financial Expenses	18.7		21.3		19.3
Interest on financing	21.9		21.9		21.0
Interest on tax liabilities / other	(3.2)		(0.6)		(1.7)
Financial Income	(100.8)		(28.8)		(62.9)
Interest on financial investments	(14.3)		(13.3)		(21.3)
BM&F (dollar), swap results and other	(72.3)		(13.1)		(39.5)
Other	(14.2)		(2.4)		(2.1)
Currency re-measurement - (gain)/loss	11.1		0.7		(0.2)
Total	(71.0)		(6.8)		(43.8)

The "Financial expenses" in the 2Q08 registered a net expense of $18.7 million, compared to net

ARACRUZ RESULTS - SECOND QUARTER 2008 8

expenses of $21.3 million and $19.3 million in the 1Q08 and 2Q07, respectively.

The "Financial Income" in the quarter was $72.0 million higher than in the 1Q08, mainly due to the favorable results of our gains on derivative transactions, which amounted to $72.3 million in the 2Q08 (1Q08: $13.1 million). When compared to the same period of last year, the figure was $37.9 million higher, mainly due to higher gains on derivative transactions (2Q07: $39.5 million) and the higher average cash balance.

Protecting the company's exposure to the local currency, according to the financial policy approved by the Board and outlined on Aracruz's website, the management maintained its strategy of hedging the cash flow and balance sheet exposure to the local currency, using derivative instruments to protect against foreign exchange and local interest rate exposure.

Cash flow / balance sheet
currency protection results	2Q08 YTD	1	Q08	4Q07 YTD	3Q07 YTD	2Q07 YTD	1	Q07
1- Dollar - short position (US$ MM)	50	4		94	79	55	20
US$/ton	15	1		30	25	17	6
2- Swap TJLP vs dollar/other (US$ MM)	35	9		2	13	18	13
TOTAL (1 + 2)	85	13		96	92	73	33
Exchange Rate (R$ / US$) - closing	1.5919	1.7491		1.7713	1.8389	1.9262	2.0504
% change	-9.0%	-1.3%		-3.7%	-4.5%	-6.1%	-4.1%

As Brazilian currency loans create exposure for any company that uses the US dollar as its functional currency (98% of Aracruz's revenues are linked to the US dollar), a sum equivalent to US$ 387.2 million has been swapped from "TJLP plus spread" (real denominated) into "dollar coupon" (dollar denominated), at a fixed interest rate of approximately 4.3% p.a., which has generated a positive impact of US$ 34 million over the year-to-date.

The company has also been protecting its cash flow exposure to the local currency by taking short positions in dollars, which involves negligible transaction costs and has a positive carry. At the end of the quarter, the cash flow currency protection was increased, through a short position in dollars totaling US$ 360 million, which represented approximately 6 months of cash flow exposure to the local currency (real - R$).

The cash flow currency protection transaction results accumulated in 2008, showing a gain of $50 million, would be equivalent to approximately $15/t, if divided by the 2008 production volume target of 3.3 million tons of pulp (including volumes from Veracel). – It is important to mention that this is not a guarantee of future performance.

Such contracts do not qualify for hedge accounting under USGAAP.

ARACRUZ RESULTS - SECOND QUARTER 2008 9

The gains on the short position in dollars and the interest rate swaps have been recorded in the income statement under financial income.

The equity result showed a loss of $18.0 million from Veracel (see the Veracel Information section for more details).

Income tax and social contribution accruals in the second quarter amounted to an expense that was $52.9 million higher than that of the 2Q07, mainly due to the greater impact of the Brazilian currency's appreciation against the US dollar on the BRGAAP financial results (2Q08: 9.0%; 2Q07: 6.1%) and higher gains on cash flow and balance sheet currency protection transactions (2Q08: $72.3 million; 2Q07: $39.5 million), partially offset by the lower operating profit. Compared to the 1Q08, the tax accrual was up by $107.2 million, due to the increased impact of the Brazilian currency's appreciation against the US dollar on the BRGAAP financial results (2Q08: 9.0%; 1Q08: 1.3%) and higher gains on cash flow currency protection transactions (2Q08: $72.3 million; 1Q08: $13.1 million), partially offset by the higher declaration of interest on stockholders' equity (2Q08: R$85 million; 1Q08: R$70 million).

Since 2005, the company has opted to make cash settlement of income tax and social contribution liabilities, arising from currency variations, in the period that the underlying assets/liabilities are settled, and not in the period that such tax liabilities arise. This allows the company to defer tax payments on currency variations reported in the Brazilian financial statements and denominated in reais (BR GAAP).

A statement of the deferred income tax, broken down to show the Brazilian GAAP currency variation impact, and current taxes, is provided below.

(US$ million)	2Q08	1Q08	2Q07
INCOME TAX & SOCIAL CONTRIBUTION	119.8	12.6	66.9
Deferred income tax	107.0	1.6	54.1
BR GAAP exchange rate impact	81.9	10.0	37.1
Other	25.1	(8.4)	17.0
Current income tax	12.8	11.0	12.8

At the end of the second quarter, the net balance of deferred taxes payable, deriving from the BR GAAP exchange rate impact, amounted to $281 million (1Q08: $199 million). These should become payable in accordance with foreign debt repayments up to 2016, if not reversed by future BR GAAP

ARACRUZ RESULTS - SECOND QUARTER 2008 10

	foreign currency variations.
Debt and Cash	The company's total debt amounted to $1,621.9 million at the end of June 2008, $222.3 million
Structure	higher than at the end of March 2008 and $360.3 million higher than at the end of June 2007.
						June 30,		March 31,	June 30,
	(US$ million)
						2008		2008	2007
	Short-term debt					109.7		95.2	83.4
	Current portion of long-term debt					92.0		82.7	74.2
	Short term debt instruments					6.3		5.7	-
	Accrued financial charges					11.4		6.8	9.2
	Long-term debt					1,512.2		1,304.4	1,178.2
	Total debt					1,621.9		1,399.6	1,261.6
	Cash, cash equivalent and short-term investments					(622.2)		(563.9)	(500.2)
	NET DEBT OF ARACRUZ					999.7		835.7	761.4
	50% of Veracel's cash, cash equivalent and investments					(1.4)		(0.3)	(0.5)
	50% of Veracel's total debt					330.0		322.8	343.9
	50% OF VERACEL'S NET DEBT					328.6		322.5	343.4
	NET DEBT INCLUDING 50% OF VERACEL					1,328.3		1,158.2	1,104.8
	The local currency debt corresponds basically to long-term BNDES (Brazilian Development Bank)
	loans. The debt maturity profile, as at June 30, 2008, was as follows:
	(US$ million)		Aracruz					Aracruz + 50% of Veracel
		Local	Foreign	Total		50	% of
					%			Total Debt	%
		Currency Currency		Debt		Veracel's debt
	2008	46.2	16.5	62.7	3.9%	35.8		98.5	5.0%
	2009	47.3	20.4	67.7	4.2%	65.7		133.4	6.8%
	2010	20.2	13.3	33.5	2.0%	62.1		95.6	4.9%
	2011	20.2	14.1	34.3	2.1%	66.6		100.9	5.2%
	2012	18.9	74.7	93.6	5.8%	65.5		159.1	8.2%
	2013	38.2	420.8	459.0	28.3%	33.3		492.3	25.2%
	2014	107.2	321.6	428.8	26.4%	1.0		429.8	22.0%
	2015 onwards	118.2	324.1	442.3	27.3%	-		442.3	22.7%
	Total	416.4	1,205.5	1,621.9	100.0%	330.0		1,951.9	100%

With regard to liability management, the gross debt maturity profile at the end of June, including our share in Veracel, was at 59 months. The "net debt to the last twelve months' adjusted EBITDA" ratio was 1.47x.

ARACRUZ RESULTS - SECOND QUARTER 2008 11

Debt structure	Principal	% of		Average	Average remaining
(not including Veracel's figures)	(US$ million)	total		interest rate	term (months)
Floating rate (spread over Libor - % p.a.)	1,089	68%		0.78%	71
Trade Financing	1,089	68%		0.78%	71
Floating rate (% p.a.)	450	28%			56
BNDES - Local currency	408	25%	TJLP	(²) + 2.43%	56
BNDES - Foreign currency (currency basket)	42	3%	(¹) +	2.46%	52
Fixed rate (% p.a.)	68	4%			35
Export Credit Notes	62	4%		5.985%	38
Rural Credit	6	-		6.75%	2
Total	1,607	100%			65

(1) BNDES's interest rate for foreign currency contracts; (²) Brazilian long-term interest rate.

Cash, cash equivalent and short-term investments, at the end of the quarter, totaled $622.2 million, of which $492.1 million was invested in Brazilian currency instruments and $130.0 million was invested in US dollar instruments. Of the total amount at the end of the quarter, 89% was invested locally and 11% was invested abroad.

Net debt (total debt less cash holdings) amounted to $999.7 million at the end of the quarter, $164.0 million higher than at the end of the previous quarter, mainly due to positive operational cash generation, partially offset by $172.1 million of capital expenditure, $25.6 million of capital increase in affiliated companies and $160.4 million of Interest on Stockholders’ Equity and dividends.

EBITDA Analysis

Adjusted EBITDA / t

Even considering the impact of the a 45% stronger R$ and 28% domestic inflation on our cost structure since 2003, which has been one of the main reasons for the stability of the EBITDA margin at the low 50's-high 40's, the EBITDA/t has increased by 30% over the same period, from $224/t in the 4Q03 to $291/t in the 2Q08, proving that the company has been benefiting from the higher net pulp prices and the competitive capacity addition.

- Adjusted EBITDA comparison 2Q08 vs. 2Q07 (not including the results of cash flow currency protection ) The second quarter 2008 adjusted EBITDA, including 50% of Veracel, totaled $225.0 million (42% margin), compared to $225.8 million for the same period of last year. This was mainly a consequence of the positive impact of higher average net pulp prices (17%), offset by the lower sales volume (7%), higher cash COGS/t (23%), the last one mainly due to the Brazilian currency's appreciation against the dollar.

ARACRUZ RESULTS - SECOND QUARTER 2008 12

- Adjusted EBITDA comparison 2Q08 vs. 1Q08 (not including results of cash flow currency protection )

The second quarter 2008 adjusted EBITDA of $225.0 million (42% margin), including 50% of Veracel, was $8.7 million higher compared to the 1Q08. This was mainly due to a higher pulp sales volume (6%) and higher average net pulp prices (5%), partially offset by higher cash COGS/t (5%) Adjusted EBITDA for the first half of 2008, including cash flow currency protection gains would be $490.9 million, representing a 48% margin.

Capital	Capital expenditure and investment were as follows:
Expenditure -	(US$ million)	2Q08	1H08
Realized	Silviculture	45.9	91.6
	On-going industrial investment	11.8	19.1
	Forest and land purchases	66.4	79.8
	Other forestry investments	12.9	23.1
	Barra do Riacho unit optimization	7.1	16.8
	Portocel - private port terminal	11.5	17.9
	Miscellaneous projects	16.5	21.7
	Total Capital Expenditure	172.1	270.0
	Aracruz capital increase in affiliated companies	25.6(1)	38.3
	Total Capital Expenditure and Investment	197.7	308.3
	(1) mainly used to pay down debt .

Capital
Expenditure -	(US$ million)		2H08E 2009E		2010E	2011E
Forecast	•	Guaíba expansion project - mill construction	180	810	630	180
	•	Guaíba expansion project - logistic infrastructure	13	57	57	44
	•	New land and forest development to support future expansion	297	64	49	-
	•	Fiberline "A" revitalization	27	76	27	-
	•	Portocel - private port terminal	25	-	-	-
	•	Regular investment (Barra do Riacho and Guaíba) - including silviculture, mill	105	200	210	240
	maintenance and corporate investment
	•	Other	31	-	-	-
	Sub-total - (Aracruz only)		678	1.207	973	464
	•	50% new land and forest development to support Veracel expansion	44	41	42	24
	•	50% of the regular investment to be made by Veracel (Aracruz's stake)	16	31	36	29
	•	Other (forest roads & equipment, new nurseries, etc.)	21	-	-	-
	Total - including Aracruz's stake in Veracel		759	1.279	1.051	517

The forecast capital expenditure, also showing 50% of Veracel's figures, is as follows:

Note: Forecast investments do not include the industrial capital expenditure on expansion projects, such as for Veracel II and the third expansion project.

ARACRUZ RESULTS - SECOND QUARTER 2008 13

Stock	From June 30, 2007 to June 30, 2008, Aracruz's ADR price increased by 11%, from $66.24 to $73.39. Over the same period, the Dow Jones Industrial Average index declined by 15% and the S&P Paper
Performance	and Forest index fell by 37%.

				Average daily trading volume
		Stock Price Performance - through June 30, 2008		(US$ million - NYSE + Bovespa)
		(Base 100 = June 30, 2007)					49
150						41
		111			26
100
		85	11	14
		63
50
			2004	2005	2006	2007	2008	YTD
	06/2007	07/2007 08/2007 09/2007 10/2007 11/2007 12/2007 01/2008 02/2008 03/2008 04/2008 05/2008 06/2008
		ARACRUZ ADR Dow Jones Industrial S&P Paper and Forest

Stock information	June 30, 2008
Total number of shares outstanding	1,030,587,806
Common shares	454,907,585
Preferred shares	575,680,221
ADR Ratio	1 ADR = 10 preferred shares
Market capitalization	$7.6 billion
Average daily trading volume – 1H08 (Bovespa and NYSE)*	$49 million
*Source: Reuters

Results According to

The local currency consolidated result, according to Brazilian GAAP - the accounting principles adopted in Brazil, was a net income of R$262.1 million for the quarter. Aracruz has publicly released the unconsolidated financial results in Brazil, which under Brazilian GAAP serve as the basis for the

Brazilian GAAP

calculation of minimum dividends and income taxes. In the second quarter of 2008, Aracruz Celulose S.A. reported an unconsolidated net income of R$250.8 million (net income of R$331.2 million, excluding equity results).

Dividends/

In the 1st half of 2008, a total amount of R$155 million was declared as Interest on Stockholders’ Equity, in anticipation of the annual dividend for the fiscal year 2008, with R$70 million declared on

Interest on Stockholders' Equity

March 18th and R$85 million on June 20th. Also, during the period, the payment of a further R$200 million in dividends for the fiscal year 2007 was approved at the General Stockholders' Meeting in April.

Exercising the powers granted by the company’s Board of Directors, in accordance with a decision taken in a meeting held on March 13th, the Executive Board intends, in principle, to continue declare Interest on Stockholders’ Equity on a quarterly basis in 2008. The potential amount that could still be declaring, up to the end of December 2008, is governed by article 9 of Law nº 9,249/95.

ARACRUZ RESULTS - SECOND QUARTER 2008 14

Declaration	Fiscal Year		Dividends and		Gross Amount	Gross Amount	Initial Payment
				Ex-Date
Date	of Reference		ISE (1)		(R$ thousand)	per ADR (US$)	Date on ADRs
Jun.20,2008	2008		INTEREST(1)	Jun.26, 2008	85.000	0.54	Jul. 16, 2008
Apr. 30, 2008	2007		DIVIDEND	May 5, 2008	200,000	1.19	May 21, 2008
Mar.18, 2008	2008	(*)	INTEREST(1)	Mar.26, 2008	70,000	0.41	Apr.16, 2008
Dec.21, 2007	2007	(*)	INTEREST(1)	Dec.27, 2007	78,900	0.44	Jan.16, 2008
Sep.18, 2007	2007	(*)	INTEREST(1)	Sep.26, 2007	76,000	0.40	Oct.17, 2007
Jun. 19, 2007	2007	(*)	INTEREST(1)	Jun. 27, 2007	77,000	0.41	Jul. 18, 2007
Apr. 24, 2007	2006		DIVIDEND	Apr. 25, 2007	167,000	0.83	May 16, 2007
Mar. 21, 2007	2007	(*)	INTEREST(1)	Mar. 28, 2007	67,000	0.33	Apr. 24, 2007
Dec. 22, 2006	2006	(*)	INTEREST(1)	Dec. 27, 2006	75,000	0.35	Jan. 19, 2007
Sep. 19, 2006	2006	(*)	INTEREST(1)	Sep. 27, 2006	80,000	0.38	Oct. 17, 2006
Jun. 20, 2006	2006	(*)	INTEREST(1)	Jun. 28, 2006	74,000	0.33	Jul. 20, 2006
Apr. 28, 2006	2005		DIVIDEND	May 3, 2006	150,000	0.72	May 11, 2006
Mar. 23, 2006	2006	(*)	INTEREST(1)	Mar. 30, 2006	89,000	0.42	Apr. 20, 2006
Dec. 20, 2005	2005	(*)	INTEREST(1)	Dec. 28, 2005	168,800	0.72	Jan. 13, 2006
Jun. 20, 2005	2005	(*)	INTEREST(1)	Jun. 28, 2005	28,000	0.12	Jul. 13, 2005
May 19, 2005	2005	(*)	INTEREST(1)	May 25, 2005	42,900	0.18	Jun. 13, 2005
Apr. 29, 2005	2004		DIVIDEND	May 2, 2005	150,000	0.60	May 9, 2005
(1) Interest on Stockholders' Equity
(*) advance payment of dividends

Dividends/Interest on Equity distribution based on the Fiscal Year (Gross amount US$ / ADR)

ARACRUZ RESULTS - SECOND QUARTER 2008 15

Growth Plans

Aracruz plans to win a 25% share of the hardwood pulp market by 2015.

Guaíba Expansion Project

On April 15th, Aracruz announced the final Board approval to its expansion in Rio Grande do Sul. The company received its Implementation License for the plant on July 1st, which enabled the start-up of the mill construction. The project's main process packages (timber yard, cooking, washing, purifying and bleaching units, drier, evaporation unit, turbogenerator, recovery boiler, causticizing unit, and furnace) were acquired on an EPC supply basis. Up to the end of June, the initial phase, involving the acquisition of land, has provided 75% of the total area required, and this year we expect to complete the land acquisitions.

As part of the company’s strategy to enlarge the forest base in connection with the Guaíba unit’s expansion project on July 1st, Aracruz acquired the local operations of Boise Cascade do Brasil Ltda., for the sum of US$ 47.1 million. This acquisition comprises, among other assets, 10,400 hectares planted with eucalyptus and also preserved areas of native reserves.

The funding of this acquisition is included in the total forest investment for the expansion project approved by the Board of Directors. The average distance from the forest to the mill is 82 km, which is less than the average, of 120 km, that had been expected for the total forest base to supply the Guaíba unit once the project has been inaugurated.

The total Guaíba unit forest base will be increased to 160,000 hectares of eucalyptus plantations and 90,000 hectares of native reserves, constituting legal reserves and areas of permanent preservation. This total includes areas that have been leased and those under forestry contracts and producer partnerships. The total forest investment is estimated at US$ 600 million, including land acquisition, infrastructure and silviculture. By the end of the 2Q08, $ 321 million had been invested in land and forest.

Low production cost - The building project will be developed on the EPC (Engineering, Procurement and Construction) basis, with the equipment and services being sought mainly from among local suppliers. The outstanding feature of this new mill will be its low operating cost, which will make it even more competitive than the existing Veracel mill, in which Aracruz has a 50% stake. New technology and synergies will ensure this low production cost at an excellent standard of operational quality.

The new line will come into operation around the 3Q10, incorporating modern environmental technology that will translate into lower water consumption and reduced atmospheric emissions and effluents, as well as improved standards of heat and energy efficiency.

Integrated logistics - The project also provides for the upgrading of the logistics, with the adoption of waterway transportation for moving the raw material and pulp. Around 50% of the raw material will be taken to the mill by river. To this end, three waterway terminals are to be built, at Guaíba, Rio Pardo and Cachoeira do Sul.

A private maritime terminal will also be built, at São José do Norte, for the distribution of the pulp. Since the greater part of the production will be destined for Asia, this is a strategic investment that will provide a significant improvement in the quality and cost of our international logistics. A total of US$ 170 million is to be invested in logistics and infrastructure over the next few years.

ARACRUZ RESULTS - SECOND QUARTER 2008 16

Veracel II expansion project

Aracruz, together with its partner Stora Enso, has approved the commencement of a feasibility study for the construction of a second hardwood pulp production line at Veracel, in Bahia, with an annual capacity of around 1.4 million tons. The study will assess the economic, social and environmental feasibility of the project, and should be completed in 2009.

Once it has been finished, the feasibility study will be presented to the Boards of Directors of Aracruz and Stora Enso for their approval of the project’s implementation. In the event that it is approved, the second production line could come into operation by the end of 2011. The final approval will be conditional upon a favorourable market scenario and the obtaining of the necessary licenses.

The project also benefits from the excess of land arising from productivity gains, which can be utilized to supply Veracel II. These gains in productivity were achieved through technological refinements in both the silvicultural (improvements in genetics, soil and nutrition) and the industrial (reduced specific consumption) processes.

By the end of the 2Q08, approximately $ 90 million had been invested in the initial phase, involving the acquisition of land (48,000 ha) and the establishment of forests. Taking into consideration the productivity gains from the forests supplying Veracel’s first fiberline, around 50% of the total land and forest to support the expansion project is already committed. The average distance from the forest to the mill is estimated to be 76 km.

Assuming the cash cost for the expansion to be in line with that of the original fiberline implemented at Veracel, the management is seeking a return on the project of around 300 bps above WACC.

Third expansion project

In order to achieve its goal of supplying 25% of world demand for hardwood market pulp by 2015, the company expects to announce, in the 3Q08, a third expansion project, which could be a brownfield or greenfield project in Brazil. The nominal capacity of this project would be close to 1.4 million MT and the company, this year, has already started to buy land and invest in silviculture.

This project will keep Aracruz in its leading position among hardwood market pulp producers, with a total nominal capacity of 7.0 million MT of pulp produced per year by 2015.

Portocel expansion

Construction of a 3rd berth at the company's specialized Woodpulp Terminal (Portocel), at Barra do Riacho, was completed in April 2008. Dredging operations providing a minimum draft of 11.0 meters will be concluded in August 2008. These improvements will allow Portocel to receive bigger ships with better rates of quay occupancy and to increase Portocel's exporting capacity to 7.5 million tons of woodpulp per year, thus keeping the Barra do Riacho and Veracel mills self-sufficient in port infrastructure even after the Veracel expansion, planned for 2012. Moreover, Portocel will be able to increase its capacity to provide port services to other Brazilian pulp players.

Portocel is the world’s largest port specializing in shipping pulp, and is located less than one mile from the Barra do Riacho unit, giving Aracruz a huge competitive advantage to bolster its commercial strategy, focused on long-term relationships with clients.

ARACRUZ RESULTS - SECOND QUARTER 2008 17

Veracel Information

Veracel pulp production totaled 240,000 tons in the second quarter of 2008. At the end of June, inventory stood at 39,000 tons of pulp.

Veracel pulp sales totaled 264,000 tons in the second quarter, of which 139,000 tons went to Aracruz, 124,000 tons went to the other controlling shareholder and 1,000 tons went to unrelated parties.

VERACEL CELULOSE S.A. - BALANCE SHEET (in millions of US dollars)
	Jun.30,	Mar.31,	Jun.30,		Jun.30,	Mar.31,	Jun.30,
ASSETS				LIABILITIES
	2008	2008	2007		2008	2008	2007
Current assets	131.5	138.6	132.2	Current liabilities	178.3	163.9	153.7
Cash investments	2.8	0.6	1.0	Short-term debt	137.2	129.4	121.2
Other current
assets	128.7	138.0	131.2	Other accruals	41.1	34.5	32.5
Long term assets	167.3	157.0	153.6	Long-term liabilities	530.7	529.5	576.8
Other long term
assets	167.3	157.0	153.6	Long-term debt	522.7	516.3	566.6
				Other long-term
Permanent assets	1,240.9	1,213.2	1,188.4	liabilities	8.0	13.2	10.2
				Stockholders'
				equity	830.7	815.4	743.7
TOTAL	1,539.7	1,508.8	1,474.2	TOTAL	1,539.7	1,508.8	1,474.2

VERACEL'S TOTAL DEBT MATURITY, AS AT JUNE 30, 2008
(US$ million)	Local Currency	Foreign Currency	Total Debt	%
2008	53.1	18.4	71.5	10.8%
2009	95.9	35.5	131.4	19.9%
2010	88.7	35.5	124.2	18.8%
2011	97.6	35.5	133.1	20.2%
2012	99.7	31.3	131.0	19.9%
2013	48.8	17.8	66.6	10.1%
2014	2.1		2.1	0.3%
Total	485.9	174.0	659.9	100%

Aracruz is a several guarantor of 50% of the indebtedness incurred by Veracel, and Stora Enso is the several guarantor of the other 50% of such indebtedness.

VERACEL CELULOSE S.A. - STATEMENTS OF OPERATIONS (in millions of US dollars)
Income statement	2Q 08	1Q 08	2Q 07
Gross operating income	25.4	40.7	27.5
Sales expenses	5.1	5.3	3.5
Administrative expenses	5.0	4.8	3.6
Other, net	1.8	(2.6)	18.2
Operating income	13.5	33.2	2.2
Financial income	(2.9)	(0.3)	(0.3)
Financial expenses	17.2	15.8	16.7

ARACRUZ RESULTS - SECOND QUARTER 2008 18

Loss (gain) on currency re-measurement, net	34.8	4.7	19.3
Other, net			2.8
Income before income taxes	(35.6)	13.0	(36.3)
Income tax expense (benefit)	0.2	1.8	(4.4)
Net income	(35.8)	11.2	(31.9)

VERACEL CELULOSE S.A. - STATEMENTS OF CASH FLOW (in millions of US dollars)
Statement of cash flow	2Q 08	1Q 08	2Q 07
Cash flow from operating activities
Net income (loss)	(35.8)	11.2	(31.9)
Adjustments to reconcile net income to net cash provided by
	56.2	28.5	35.3
operating activities
(Increase) decrease in assets	12.6	(8.3)	26.4
Increase (decrease) in liabilities	(2.3)	1.5	7.4
Net cash provided by operating activities	30.7	32.9	37.2
Cash flow from investments
Additions to property, plant and equipment	(47.6)	(26.8)	(27.5)
Other		0.2	0.7
Net cash (used in) investments	(47.6)	(26.6)	(26.8)
Cash flow from financing
Short-term and long-term debt, net	(31.8)	(32.2)	(27.9)
Capital increase	51.2	25.3	18.0
Net cash provided by (used in) financing	19.4	(6.9)	(9.9)
Effects of exchange rate changes on cash and cash equivalents	(0.3)	0.4	0.4
Increase (decrease) in cash and cash equivalent	2.2	(0.2)	0.9
Cash and cash equivalent, beginning of the period	0.6	0.8	0.1
Cash and cash equivalent, end of the period	2.8	0.6	1.0

Adjusted EBITDA of VERACEL
(US$ million)	2Q 08	1Q 08	2 Q 07
Net income (loss)	(35.8)	11.2	(31.9)
Financial income	(2.9)	(0.3)	(0.3)
Financial expenses	17.2	15.8	16.7
Income tax	0.2	1.8	(4.4)
Loss (gain) on currency re-measurement, net	34.8	4.7	19.3
Other			2.8
Operating income	13.5	33.2	2.2
Depreciation and depletion in the results	21.1	19.6	19.0
EBITDA	34.6	52.8	21.2
Non-cash charges	2.1	1.2	21.8
Adjusted total EBITDA	36.7	54.0	43.0

ARACRUZ RESULTS - SECOND QUARTER 2008 19

Veracel's capital expenditure was as follows:
(US$ million)	2 Q08	1H08
Silviculture	15.3	26.8
Land purchases	16.0	22.7
Other forestry investments	6.7	11.4
On-going industrial investment	7.4	10.4
Other	2.2	3.1
Total Capital Expenditure	47.6	74.4

Veracel's capital expenditure forecast:
(US$ million)		2H08E	2009E	2010E	2011E
•	New land and forest development to support Veracel expansion	88	82	84	48
•	Ordinary investments	32	62	72	58
•	Other (forest roads & equipment, new nurseries and etc)	42	-	-	-
Total		162	144	156	106

Veracel, located in the state of Bahia (Brazil), is jointly-controlled by Aracruz (50%) and Stora Enso OYJ (50%) and both shareholders must together approve all significant ordinary course of business actions, in accordance with contractual arrangements.

Additional Information

Fiberline "A" revamp

In order to retain its position in the industry as the company with the lowest production cost, beginning in the 3Q08, the fiberline “A” at the Barra do Riacho unit will be revamped, with investment principally in the area of Bleaching. This technological upgrade will bring about an estimated cost reduction of US$5/t at the Barra do Riacho unit, particularly from reduced consumption of chemicals and electricity. The expected internal rate of return on the project is in excess of the company’s WACC, and the total capex will be US$ 130 million. The project is forecast to be completed in the second half of 2010.

Corporate governance highlight

Aracruz placed second on the Corporate Governance list of the 50 largest non-financial companies in Latin America published by the Latin Finance magazine. The ranking was based on a study of 52 specific areas by the Madrid-based Management & Excellence consulting company, including sustainability, ethics, governability and transparency. The study used analysis models such as the Dow Jones Sustainability Index, the Global Reporting Initiative (GRI) and the Organization for Economic Co-operation and Development (OECD). Comprising 41 indicators, the index evaluated how much the companies' business strategies and practices take into account of their social, economic and environmental impacts.

ARACRUZ RESULTS - SECOND QUARTER 2008 20

Note: In the main body of the text (p.1 - 20), amounts are in US$ unless otherwise specified.

Aracruz Celulose S.A., with operations in the Brazilian states of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, is the world's largest producer of bleached eucalyptus kraft pulp. All of the high-quality hardwood pulp and lumber supplied by the company is produced exclusively from planted eucalyptus forests. The Aracruz pulp is used to manufacture a wide range of consumer and value-added products, including premium tissue and top quality printing and specialty papers. The lumber produced at a high-tech sawmill located in the extreme south of the state of Bahia is sold to the furniture and interior design industries in Brazil and abroad, under the brand name Lyptus. Aracruz is listed at the São Paulo Stock Exchange (BOVESPA), at the Latin America Securities Market (Latibex), in Madrid - Spain, and at the New York Stock Exchange (NYSE) under the ADR level III program (ticker symbol ARA). Each ADR represents 10 underlying "Class B" preferred shares.

ARACRUZ RESULTS - SECOND QUARTER 2008 21

ARACRUZ CELULOSE S.A. – CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of US dollars, except for per-share	Three-month period ended			Six-month period ended
amounts)(unaudited)	Jun.30, 2008	Mar.31, 2008	Jun.30, 2007	Jun.30, 2008	Jun.30, 2007
Operating revenues	605,143	550,124	564,177	1,155,267	1,019,874
Domestic	42,534	39,853	32,359	82,387	61,435
Export	562,609	510,271	531,818	1,072,880	958,439
Sales taxes and other deductions	66,697	65,963	69,973	132,660	130,260
Net operating revenue	538,446	484,161	494,204	1,022,607	889,614
Pulp	514,448	463,311	474,808	977,759	853,294
Paper	18,531	15,416	16,077	33,947	29,788
Port services	5,467	5,434	3,319	10,901	6,532
Operating costs and expenses	396,698	362,759	326,027	759,457	601,626
Cost of sales	348,525	318,511	312,988	667,036	553,362
Pulp	334,012	305,900	300,921	639,912	531,069
Cost of sales relating to pulp production and purchases	282,804	262,646	258,654	545,450	455,257
Inland freight, ocean freight, insurance and other	51,208	43,254	42,267	94,462	75,812
Paper	11,230	9,495	10,175	20,725	18,738
Port services	3,283	3,116	1,892	6,399	3,555
Selling	24,628	21,560	21,502	46,188	38,578
Administrative	18,500	13,490	15,549	31,990	25,963
Other, net	5,045	9,198	(24,012)	14,243	(16,277)
Operating income	141,748	121,402	168,177	263,150	287,988
Non-operating (income) expenses	(71,024)	(6,827)	(43,824)	(77,851)	(67,412)
Financial income	(100,822)	(28,814)	(62,898)	(129,636)	(112,788)
Financial expenses	18,695	21,288	19,303	39,983	44,904
Interest on financing	21,948	21,932	20,951	43,880	41,124
Other	(3,253)	(644)	(1,648)	(3,897)	3,780
(Gain) loss on currency re-measurement, net	11,103	699	(226)	11,802	475
Other, net			(3)		(3)
Income before income taxes, minority interest and equity in
the results of affiliated companies	212,772	128,229	212,001	341,001	355,400
Income taxes	119,842	12,631	66,930	132,473	104,021
Current	12,803	11,058	12,840	23,861	33,792
Deferred	107,039	1,573	54,090	108,612	70,229
Minority interest	3,644	4,064	6,434	7,708	6,896
Equity results of affiliated companies	18,022	(5,358)	16,096	12,664	22,420
Net income for the period	71,264	116,892	122,541	188,156	222,063
Depreciation and depletion in the results:	56,360	55,767	57,651	112,127	106,602
Pulp production cost	55,327	58,225	51,857	113,552	104,723
Forests and other	(1,132)	(1,838)	(981)	(2,970)	(2,402)
Other operating costs and expenses	1,275	1,335	1,278	2,610	2,547
Sub-total	55,470	57,722	52,154	113,192	104,868
Inventory movement	890	(1,955)	5,497	(1,065)	1,734
EBITDA(*)	198,108	177,169	225,828	375,277	394,590
EBITDA (adjusted for other non-cash items) (*)	206,683	189,290	204,353	395,973	381,332
(*) does not include 50% of Veracel's EBITDA

ARACRUZ RESULTS - SECOND QUARTER 2008 22

ARACRUZ CELULOSE S.A. – CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)
	Jun.30,	Mar.31,	Jun.30,		Jun.30,	Mar.31,	Jun.30,
ASSETS				LIABILITIES
	2008	2008	2007		2008	2008	2007
Current assets	1,389,275	1,257,410	1,165,636	Current Liabilities	398,395	319,616	286,895
Cash and cash equivalents	33,934	44,572	97,478	Suppliers	159,789	132,608	96,654
Short-term investments	494,128	479,654	399,744	Payroll and related charges	31,208	24,222	23,904
Derivative instruments	31,204			Income and other taxes	38,848	18,765	40,118
Accounts receivable, net	372,716	325,281	309,197	Current portion of long-term debt
Inventories, net	276,248	247,283	213,965	Related party	83,514	76,715	71,493
Deferred income tax	12,977	15,611	15,070	Other	8,530	5,972	2,711
				Short-term debt - export financing
Recoverable income and other taxes	144,287	124,057	120,632
				and other	6,279	5,717
Prepaid expenses and other
				Accrued financial charges	11,387	6,802	9,227
current assets	23,781	20,952	9,550
				Accrued dividends - Interest payable
Property, plant and equipment, net	2,672,808	2,557,667	2,294,815
				on stockholders’ equity	54,749	41,032	41,807
Investment in affiliated company	440,980	433,402	398,316	Other current liabilities	4,091	7,783	981
Goodwill	192,035	192,035	192,035	Long-term liabilities	2,214,740	1,902,712	1,642,245
Other assets	302,629	260,701	155,594	Long-term debt
Long-term investments	3,856	3,482	3,051	Related party	365,765	341,675	242,695
Derivative instruments	59,031	36,236		Other	1,146,425	962,750	935,520
				Litigations, contingencies and
Advances to suppliers	111,659	106,811	88,820
				Commitments	148,376	133,782	116,451
				Liabilities associated with
Accounts receivable	26,003	24,816
				unrecognized tax benefits	90,797	94,184	85,697
				Interest and penalties on liabilities
Deposits for tax assessments	27,493	25,149	30,143	associated with unrecognized tax
					54,683	72,536	58,494
				benefits
Recoverable taxes	73,422	63,034	32,584	Deferred income tax	358,156	253,779	165,943
Other	1,165	1,173	996	Suppliers			3,260
				Other long-term liabilities	50,538	44,006	34,185
				Minority interest	20,105	15,461	7,771
				Stockholders' equity	2,364,487	2,463,426	2,269,485
TOTAL	4,997,727	4,701,215	4,206,396	TOTAL	4,997,727	4,701,215	4,206,396

ARACRUZ RESULTS - SECOND QUARTER 2008 23

ARACRUZ CELULOSE S.A. – CONSOLIDATED STATEMENTS OF CASH FLOW
(in thousands of US dollars)
	Three-month period ended			Six-month period ended
	Jun.30, 2008 Mar.31, 2008 Jun.30, 2007 Jun.30, 2008 Jun.30, 2007
Cash flows from operating activities
Net income for the period	71,264	116,892	122,541	188,156	222,063
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	55,470	57,722	52,154	113,192	104,868
Equity results of affiliated company	18,022	(5,358)	16,096	12,664	22,420
Deferred income tax	107,039	1,573	54,090	108,612	70,229
Loss (gain) on currency re-measurement	11,103	699	(226)	11,802	475
Loss (gain) on sale of equipment	(1,550)	(1,034)	604	(2,584)	736
Decrease (increase) in operating assets
Accounts receivable, net	(45,132)	32,540	(57,329)	(12,592)	(27,608)
Inventories, net	(28,966)	(22,282)	17,343	(51,248)	(11,261)
Interest receivable on short-term investments	(62,269)	(22,689)	4,100	(84,958)	(13,054)
Recoverable taxes	(13,420)	20,514	(37,714)	7,094	(18,253)
Other	(2,486)	(4,285)	(826)	(6,771)	(1,265)
Increase (decrease) in operating liabilities
Suppliers	21,638	11,725	1,120	33,363	(1,712)
Payroll and related charges	5,251	(9,505)	9,204	(4,254)	(2,421)
Litigation, contingencies and liabilities associated with unrecognized tax	(16,624)	(7,679)	12,969	(24,303)	12,953
benefits
Accrued financial charges	4,321	(2,431)	(4,989)	1,890	(8,813)
Other	2,458	9,286	2,650	11,744	6,508
Net cash provided by operating activities	126,119	175,688	191,787	301,807	355,865
Cash flows from investing activities
Short-term investments	39,834	(17,334)	102,931	22,500	191,749
Proceeds from sale of equipment	1,741	1,034	1	2,775	201
Investments in affiliate	(25,600)	(12,650)	(9,000)	(38,250)	(96,000)
Additions to property, plant and equipment	(172,140)	(97,865)	(150,892)	(270,005)	(249,408)
Net cash provided by (used in) investing activities	(156,165)	(126,815)	(56,960)	(282,980)	(153,458)
Cash flows from financing activities
Net short-term debt borrowings/(repayments) , net	6,468	1,049	(2,055)	7,517	340
Long-term debt
Issuance	193,730	6,158	213,803	199,888	232,110
Repayments	(20,065)	(19,699)	(219,206)	(39,764)	(235,611)
Dividends and interest on stockholders’ equity paid out	(160,373)	(44,845)	(115,678)	(205,218)	(150,517)
Net cash used in financing activities	19,760	(57,337)	(123,136)	(37,577)	(153,678)
Effect of exchange rate variations on cash and cash equivalents	(352)	(285)	161	(637)	335
Increase (decrease) in cash and cash equivalents	(10,638)	(8,749)	11,852	(19,387)	49,064
Cash and cash equivalents, beginning of the period	44,572	53,321	85,626	53,321	48,414
Cash and cash equivalents, end of the period	33,934	44,572	97,478	33,934	97,478

ARACRUZ RESULTS - SECOND QUARTER 2008 24

Reconciliation of Operating Results
Brazilian GAAP v US GAAP (US$ million)	2Q2008	2H08
Net Income - Parent Company (Brazilian GAAP)	157.5	268.9
Realized (Unrealized) profits from subsidiaries	7.2	1.2
Net Income - Consolidated (Brazilian GAAP)	164.7	270.1
Depreciation, depletion and asset write-offs	30.2	43.3
Income tax provision - Fas 109	(5.8)	(11.3)
Equity results of affiliated company	(17.5)	(14.5)
Reversal of goodwill amortization	19.3	35.4
Foreign-exchange variation	(123.1)	(141.9)
Portocel project capitalized financial income	3.5	7.1
Net Income - Consolidated (US GAAP)	71.3	188.2
Exchange rate at the end of June/2008 (US$1.0000 = R$1.5919)

NON-GAAP INFORMATION - DISCLOSURE AND RECONCILIATION TO GAAP NUMBERS

The company believes that, in addition to the reported GAAP financial figures, the inclusion and discussion of certain financial statistics, such as Adjusted EBITDA, cash production cost and net debt, will allow the management, investors, and analysts to compare and fully evaluate the unaudited consolidated results of its operations.

"Cash production cost"

Cash production cost expresses the company's production costs adjusted for non-cash items, such as depreciation and amortization. Cash production cost is not a financial measure under U.S. GAAP, does not represent cash flow for the periods indicated and should not be considered as an indicator of operating performance or as a substitute for cash flow as a measure of liquidity. Cash production cost does not have a standardized definition and our cash production cost calculation may not be comparable to the cash production cost of other companies. Even though cash production cost does not provide a measure of operating cash flow in accordance with U.S. GAAP, the company uses cash production cost as an approximation of actual production cost for the period. Moreover, the company understands that certain investors and financial analysts use cash production cost as an indicator of operating performance.

ARACRUZ RESULTS - SECOND QUARTER 2008 25

		2	Q08			1	Q08			2	Q07
	US$	Volume		US$	US$	Volume		US$	US$	Volume		US$
	million	'000	tons	per ton	million '000 tons			per ton	million	'000	tons	per ton
Cost of sales	282.8	772.7			262.6	730.3			258.7	831.4
Pulp inventories at the beginning of the period	(156.3)	(414.0)			(141.0)	(380.7)			(158.3)	(512.5)
Pulp purchased	(59.1)	(139.4)			(54.4)	(127.5)			(43.9)	(114.2)
Pulp for paper production	3.6	10.8			3.9	12.4			3.5	11.9
Other	0.8	0.1			(3.3)	-			1.1	-
Pulp inventories at the end of the period	177.0	438.3			156.4	414.0			139.0	421.1
Pulp production cost	248.8	668.5		372	224.2	648.5		346	200.1	637.7		314
Depreciation and depletion in the production
cost	(55.3)	-		(83)	(58.2)	-		(90)	(51.8)	-		(82)
Cash production cost	193.5	668.5		289	166.0	648.5		256	148.3	637.7		232
Cash production cost - Veracel	29.1	119.8			27.0	145.5			22.1	125.7
Combined cash production cost	222.6	788.3		282	193.0	794.0		243	170.4	763.4		223
• "Net debt"

Net debt reflects the company’s total debt minus cash, cash equivalents and short-term investments. Net debt is not a financial measure under U.S. GAAP, does not represent cash flows for the periods indicated and should not be considered as a substitute for cash flow as a measure of liquidity or as an indicator of ability to fund operations. Net debt does not have a standardized definition and our net debt calculation may not be comparable to the net debt of other companies. Even though net debt does not provide a measure of cash flow in accordance with U.S. GAAP, the company uses net debt as an accurate measure of financial leverage, since the company keeps cash in excess of its working capital requirement. Furthermore, the company understands that certain investors and financial analysts use net debt as an indicator of financial leverage and liquidity.

"Adjusted EBITDA, including 50% of Veracel"

The inclusion of adjusted EBITDA information is to provide a measure for assessing our ability to generate cash from our operations. Adjusted EBITDA is equal to operating income adjusted for depreciation and depletion and non-cash charges. In managing our business, we rely on adjusted EBITDA as a means of assessing our operating performance. Because adjusted EBITDA excludes interest, income taxes, depreciation, currency re-measurement, equity accounting for associates, depletion and amortization, it provides an indicator of general economic performance that is not affected by debt restructuring, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. We also adjust for non-cash items, to emphasize our current ability to generate cash from our operations. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate adjusted EBITDA in connection with our credit ratios. We believe that adjusted EBITDA enhances the understanding of our financial performance and our ability to meet principal and interest obligations with respect to our indebtedness, as well as to fund capital expenditure and working capital requirements. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company's overall profitability, since it does not address certain ongoing costs of our business that could significantly affect profitability, such as financial expenses and income taxes, depreciation or capital expenditure and related charges. An adjusted EBITDA calculation is tolerated by the Brazilian regulators with respect to disclosures published in Brazil.

ARACRUZ RESULTS - SECOND QUARTER 2008 26

(US$ million)	2Q2008	1Q2008	2Q2007	1st Half 2008	1st Half 2007
Net income	71.3	116.9	122.5	188.2	222.1
Financial income	(100.8)	(28.8)	(62.9)	(129.6)	(112.8)
Financial expenses	18.7	21.3	19.3	40.0	44.9
Income tax	119.8	12.6	66.9	132.4	104.0
Equity in results of affiliated companies	18.0	(5.4)	16.1	12.7	22.4
Loss (gain) on currency re-measurement, net	11.1	0.7	(0.2)	11.8	0.5
Other	3.6	4.1	6.5	7.7	6.9
Operating income	141.7	121.4	168.2	263.2	288.0
Depreciation and depletion in the results:	56.4	55.8	57.6	112.1	106.6
Depreciation and depletion	55.5	57.7	52.1	113.2	104.9
Depreciation and depletion - inventory movement	0.9	(1.9)	5.5	(1.1)	1.7
EBITDA	198.1	177.2	225.8	375.3	394.6
Non-cash charges	8.6	12.1	(21.5)	20.7	(13.3)
Provision for labor indemnity	0.8	0.7	1.3	1.5	2.4
Provision (reversal) for loss on ICMS credits	14.0	10.3	(25.4)	24.3	(18.7)
Provision (reversal) for a tax contingency	(8,9)	-	-	(8,9)	0.3
Fixed asset write-offs	-	-	0.6	-	0.7
Allowance for doubtful accounts receivable	2,7	-	-	2,7	-
Discount on tax credit sales	-	1.1	2.0	1.1	2.0
Adjusted Aracruz EBITDA	206.7	189.3	204.3	396.0	381.3
50% of Veracel Adjusted EBITDA	18.3	27.0	21.5	45.3	44.9
Adjusted total EBITDA	225.0	216.3	225.8	441.3	426.2
Adjusted EBITDA margin - %	42%	45%	46%	43%	48%

New accounting pronouncements applicable to our statutory financial statements:

On December 28, 2007, Law 11,638 was enacted. Such Law introduced changes in the Brazilian Corporate Law, mainly related to accounting matters (Chapter XV). On January 29, 2008, CVM (Brazilian Stock and Exchange Commission) issued Deliberation 534, which approved CPC 02 (Accounting Pronouncement # 02) that, among other issues, introduced the concept of functional currency into Brazilian accounting. For U.S. GAAP purposes, the Company has already defined the U.S. dollar as its functional currency. Both the new law and the CPC 02 are applicable for the fiscal year ending December 31, 2008, but application for financial reporting of interim periods during the year is not required.

Those pronouncements are part of a “package” of new rules to be issued, the objective of which is to implement a migration from accounting practices adopted in Brazil to the International Financial Reporting Standards (IFRS). Such migration is expected to be complete by the year ended 31 December 2010, although earlier application is allowed. The Company is in process of evaluating the impact of such new rules, including the full implementation of IFRS, on its statutory financial position. Preliminary analyses indicate that non-monetary assets and the related depreciation, amortization and depletion will be recognized based on their historical cost, determined in U.S. dollars, as well as the net income and shareholders’ equity. However, full implementation of IFRS would require the Company, among other measures, (i) to report its biological assets, consisting of forests, at their fair value, (ii) to proportionally consolidate Veracel and (iii) to recognize the deferred income tax effect on the translation into U.S. dollar functional currency.

ARACRUZ RESULTS - SECOND QUARTER 2008 27

Economic and	Eucalyptus pulp international list prices, by region (US$/t)
operational		Oct.07	Nov.07	Dec.07	Jan.08	Feb.08	Mar.08	Apr.08	May.08	Jun.08
data	North America	775	775	805	805	825	825	865	865	865
	Europe	750	750	780	780	800	800	840	840	840
	Asia	690	690	720	720	750	750	780	780	810

Pulp sales distribution, by region	2	Q08	1	Q08	2	Q07	2Q08 vs. 1Q08	2Q08 vs. 2Q07	LTM
Europe	39%		41%		40%		(2 p.p.)	(1 p.p.)	41%
North America	36%		38%		34%		(2 p.p.)	2 p.p.	35%
Asia	23%		18%		24%		5 p.p.	(1 p.p.)	22%
Brazil	2%		3%		2%		(1 p.p.)	-	2%

											2	Q08	2	Q08	1	Q08	2	Q07
Exchange Rate
	2	Q08	1	Q08	4	Q07	2	Q07	1	Q07	vs.		vs.		vs.		vs.
(R$ / US$)
											1	Q08	2	Q07	4	Q07	1	Q07
Closing	1.5919		1.7491		1.7713		1.262		2.504		(9.0%)		(17.4%)		(1.3%)		(6.1%)
Average	1.6560		1.7379		1.7861		1.818		2.887		(4.7%)		(16.4%)		(2.7%)		(5.1%)
Source: - Brazilian Central Bank (PTAX800).

Cash flow currency protection results
	2Q08 YTD	1Q08 YTD	4Q07 YTD	3Q07 YTD	2Q07 YTD
Nominal (US$ million)	50	4	94	79	55
US$ / t (*)	15	1	30	25	17
(*) based on annual production volume

Credit ratios,	2	Q08	1	Q08	4	Q07	3	Q07	2	Q07	1	Q07	4	Q06	3	Q06	2	Q06
including 50% of Veracel's figures
Net Debt / Adjusted EBITDA (LTM)	1.47	x	1.28	x	1.37	x	1.29	x	1.29	x	1.25	x	1.33	x	1.42	x	1.52	x
Total Debt / Adjusted EBITDA (LTM)	2.16	x	1.91	x	1.97	x	1.99	x	1.87	x	1.93	x	2.05	x	2.21	x	2.35	x
Total Debt / Total Capital (gross debt plus equity)	45%		41%		42%		42%		41%		41%		43%		45%		46%
Net debt / Total Capital (net debt plus equity)	36%		32%		34%		32%		33%		31%		33%		34%		36%
Cash / Short Term Debt	3.8	x	3.7	x	3.5	x	4.18	x	3.76	x	4.28	x	4.37	x	4.30	x	3.71	x
Total debt average maturity – (months)	59		61		63		63		65		59		60		58		48
LTM = last twelve months

ARACRUZ RESULTS - SECOND QUARTER 2008 28

This press release contains statements which constitute forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may not be possible to realize. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only for the date they are made.

ARACRUZ RESULTS - SECOND QUARTER 2008 29

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 07, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer